Pricing Term Sheet	Free Writing Prospectus
Dated August 4, 2016	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated August 3, 2016 to the
Prospectus dated February 26, 2016
Registration No. 333-209747

Rayonier Advanced Materials Inc.

8.00% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet relates only to Rayonier Advanced Materials Inc.’s offering (the “Offering”) of the Mandatory Convertible Preferred Stock and should be read together with (i) the preliminary prospectus supplement dated August 3, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated February 26, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-209747. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Rayonier Advanced Materials Inc.

Ticker / Exchange for the Common Stock:	RYAM / The New York Stock Exchange (“NYSE”)

Mandatory Convertible Preferred Stock Offered:	1,500,000 shares of the Issuer’s 8.00% Series A Mandatory Convertible Preferred Stock, $0.01 par value per share (the “Mandatory Convertible Preferred Stock”), subject to the underwriters’ option to purchase additional shares of the Mandatory Convertible Preferred Stock to cover over-allotments.

Over-Allotment Option:	Up to 225,000 additional shares of the Mandatory Convertible Preferred Stock at the public offering price, less the underwriting discount.

Use of Proceeds:

The Issuer estimates that it will receive approximately $145 million from the sale of the Mandatory Convertible Preferred Stock in the Offering, after deducting the underwriting discount and the Issuer’s estimated expenses of the Offering (or $167 million if the underwriters exercise their option to purchase additional Mandatory Convertible Preferred Stock in full). The Issuer expects to use the net proceeds from the sale of the Mandatory Convertible Preferred Stock for general corporate purposes, which may include but are not limited to investments in or the financing of research and development for new products, capital expenditures for the Issuer’s existing business, possible acquisitions and the reduction of indebtedness.

See “Use of Proceeds” in the Preliminary Prospectus Supplement.

	Per Share	Total
Public Offering Price	$100.00	$150,000,000
Underwriting Discounts	$ 3.00	$ 4,500,000
Proceeds to the Issuer (Before Expenses)	$ 97.00	$145,500,000

Dividends:

8.00% on the Liquidation Preference (as defined in the Preliminary Prospectus Supplement) of $100 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $8.00 per annum per share of the Mandatory Convertible Preferred Stock). Dividends will accumulate from the Initial Issue Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of the Issuer’s common stock (the “Common Stock”) or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion, as described in the Preliminary Prospectus Supplement; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $2.111 per share of Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $2.00 per share of Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The February 1, May 1, August 1 and November 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2016 and ending on, and including, August 15, 2019.

Mandatory Conversion Date:	The third Business Day immediately following the last Trading Day of the 20 consecutive Trading Day period beginning on, and including, the 23rd Scheduled Trading Day immediately preceding August 15, 2019.

Last Reported Sale Price of the Common Stock on the NYSE on August 4, 2016:	$12.91

Initial Price:	$100 divided by the Maximum Conversion Rate, which is initially equal to approximately $12.91 (which is the Last Reported Sale Price of the Common Stock on the NYSE on August 4, 2016), subject to adjustment as described in the Preliminary Prospectus Supplement.

Threshold Appreciation Price:	$100 divided by the Minimum Conversion Rate, which is initially equal to approximately $15.17, which initially represents a premium of approximately 17.50% over the Initial Price, subject to adjustment as described in the Preliminary Prospectus Supplement.

Floor Price:	$4.52, which is initially equal to approximately 35% of the Initial Price, subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 7.7459 shares of Common Stock and not less than 6.5923 shares of Common Stock (each subject to adjustment as described in the Preliminary Prospectus Supplement) (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain adjustments described in the Preliminary Prospectus Supplement, based on the Applicable Market Value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	6.5923 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 6.5923 and 7.7459 shares of Common Stock, determined by dividing $100 by the Applicable Market Value

	Less than the Initial Price	7.7459 shares of Common Stock

Optional Conversion:	Other than during a Fundamental Change Conversion Period (as defined in the Preliminary Prospectus Supplement), a holder of Mandatory Convertible Preferred Stock may, at any time prior to August 15, 2019, elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), at the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

Fundamental Change:	If a Fundamental Change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to August 15, 2019, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the Fundamental Change Conversion Rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the Effective Date (as defined in the Preliminary Prospectus Supplement) of such Fundamental Change and ending on, and including, the date that is 20 calendar days after such Effective Date (or, if later, the date that is 20 calendar days after holders receive notice of such Fundamental Change, but in no event later than August 15, 2019).

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Effective Date of the Fundamental Change and the Stock Price (as defined in the Preliminary Prospectus Supplement) in the Fundamental Change:

	Stock Price on Effective Date
Effective Date	$8.00	$9.00	$10.00	$11.00	$12.91	$14.00	$15.17	$16.00	$20.00	$50.00	$100.00	$150.00	$200.00
August 10, 2016	6.3347	6.2792	6.2230	6.1735	6.1073	6.0867	6.0762	6.0750	6.1133	6.4204	6.4911	6.5088	6.5174
August 15, 2017	6.7705	6.6854	6.5951	6.5102	6.3828	6.3336	6.2985	6.2829	6.2792	6.4843	6.5245	6.5362	6.5420
August 15, 2018	7.2862	7.1960	7.0795	6.9524	6.7293	6.6311	6.5538	6.5151	6.4543	6.5399	6.5580	6.5639	6.5669
August 15, 2019	7.7459	7.7459	7.7459	7.7459	7.7459	7.1429	6.5923	6.5923	6.5923	6.5923	6.5923	6.5923	6.5923

The exact Stock Price and Effective Date may not be set forth on the table, in which case:

•    if the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the Fundamental Change Conversion Rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower Stock Prices and the earlier and later Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•    if the Stock Price is in excess of $200.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•    if the Stock Price is less than $8.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-Whole Amount (as defined in the Preliminary Prospectus Supplement) is 8.00% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the NYSE under the symbol “RYAM PR A” and expects trading of the Mandatory Convertible Preferred Stock on the NYSE to begin within 30 days of the Settlement Date.

Trade Date:	August 5, 2016.

Settlement Date:	August 10, 2016.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	75508B 203 / US75508B2034

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	DNB Markets, Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, by telephone at (800) 294-1322; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; or Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, by telephone at (800) 326-5897, or by email to cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the related base prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.